UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026 (Report No. 2)

Commission File Number: 000-27466

NICE LTD.

(Translation of registrant’s name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

NICE LTD. hereby furnishes this Report on Form 6-K consisting of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement, dated October 29, 2026.

99.2 Voting Card To The Holders of American Depositary Receipts (“ADRs”) Representing Ordinary Shares of NICE Ltd.

99.3 Voting Card To The Holders of Ordinary Shares of NICE Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By: /s/ Alon Levy

Name: Alon Levy

Title: Vice President, General Counsel and Corporate Secretary

Date: October 29, 2026

EXHIBIT INDEX

99.1 Notice of Annual General Meeting of Shareholders and Proxy Statement, dated October 29, 2026.

99.2 Voting Card To The Holders of American Depositary Receipts (“ADRs”) Representing Ordinary Shares of NICE Ltd.

99.3 Voting Card To The Holders of Ordinary Shares of NICE Ltd.